   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 1999.

                                                       REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                        AMERISOURCE HEALTH CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                   5122                     23-2546940
    (STATE OR OTHER         (PRIMARY STANDARD           (I.R.S. EMPLOYER
    JURISDICTION OF            INDUSTRIAL              IDENTIFICATION NO.)
   INCORPORATION OR        CLASSIFICATION CODE
     ORGANIZATION)               NUMBER)

                               ---------------
          300 CHESTER FIELD PARKWAY, MALVERN, PA 19355 (610) 296-4480 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                           WILLIAM D. SPRAGUE, ESQ.
                        AMERISOURCE HEALTH CORPORATION
                           300 CHESTER FIELD PARKWAY
                               MALVERN, PA 19355
                                (610) 296-4480
  (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                              AGENT FOR SERVICE)

                                  COPIES TO:

       CRAIG L. GODSHALL, ESQ.                  JOHN SCHUSTER, ESQ.
       DECHERT PRICE & RHOADS                 CAHILL GORDON & REINDEL
 4000 BELL ATLANTIC TOWER, 1717 ARCH     80 PINE STREET NEW YORK, NY 10005
               STREET                             (212) 701-3000
     PHILADELPHIA, PA 19103-2793
           (215) 994-4000

                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                                              PROPOSED    PROPOSED
                                               MAXIMUM    MAXIMUM
                                              OFFERING   AGGREGATE
  TITLE OF EACH CLASS OF       AMOUNT TO BE   PRICE PER   OFFERING   REGISTRATION
SECURITIES TO BE REGISTERED     REGISTERED     UNIT(1)    PRICE(1)       FEE
---------------------------------------------------------------------------------
 Class A Common Stock,
  par value $0.01 per
  share.................     6,000,000 shares  $80.22   $481,320,000   $133,807
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

(1) Estimated solely for the purposes of calculating the registration fee. Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the proposed maximum offering price per share and the proposed maximum aggregate offering price of shares have been determined on the basis of the average of the high and low prices of the Common Stock on January 25, 1999, as reported by the New York Stock Exchange.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE + +ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING + +THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL + +THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN + +DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE + +SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY +
+JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 26, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS

FEBRUARY  , 1999

                               [AmeriSource Logo]

                        6,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

    THE COMPANY:            THE OFFERING:


    . We are one of the     . Existing
      largest full-           stockholders are
      service wholesale       offering to sell
      distributors of         all of the
      pharmaceutical          6,000,000 shares.
      products and
      related health care
      services in the
      United States.

                            . There is an
                              existing trading
                              market for these
                              shares. The
                              reported last sale
                              price on January
                              25, 1999 was $80
                              per share.

    . AmeriSource Health
      Corporation
     300 Chester Field
     Parkway

     Malvern, Pennsylvania
     19355                  . We will not receive
     (610) 296-4480           any proceeds from
                              the shares sold in
                              this offering.

    . NYSE SYMBOL: AAS

                            . Closing: February
                               , 1999.

    ---------------------------------------------------
                                        Per Share Total
    ---------------------------------------------------
     Public offering price:               $       $
     Underwriting fees:                   $       $
     Proceeds to selling stockholders:    $       $
    ---------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                          Joint Book-Running Managers

SALOMON SMITH BARNEY                                DONALDSON, LUFKIN & JENRETTE

                          --------------------------
J.P. MORGAN & CO.
        FIRST UNION CAPITAL MARKETS CORP.
                       MCDONALD INVESTMENTS INC.
                                                              PIPER JAFFRAY INC.

                               [AmeriSource Logo]
                         "PUTTING NATIONAL POWER BEHIND LOCAL
                         PERFORMANCE"


                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Summary.............................    3
Risk Factors........................    6
Recent Developments.................    8
Use of Proceeds.....................   10
Market Price of Common Stock and
 Dividend Policy....................   10
Selected Consolidated Financial
 Data...............................   11
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   12
Business............................   19

                                  PAGE
                                  ----
Management and Directors.........  27
Selling Stockholders.............  29
Underwriting.....................  29
Where You Can Find More
 Information--Incorporation of
 Documents by Reference..........  31
Special Note on Forward-Looking
 Statements......................  32
Legal Matters....................  33
Experts..........................  33

                                    SUMMARY

  The following is only a summary. You should carefully read the more detailed information contained elsewhere in this prospectus and incorporated by reference in this prospectus, including our financial statements and the notes to such statements. Investing in the common stock of the Company involves risk. Therefore, carefully consider the information provided on pages 6 and 7 under the heading "Risk Factors." We urge you to read this prospectus in its entirety. Unless otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company" and "AmeriSource," refer to AmeriSource Health Corporation and its subsidiaries. The information in this prospectus does not give effect to the two-for-one stock split announced on January 26, 1999, with an anticipated record date of March 3, 1999.

                                  THE COMPANY

  AmeriSource Health Corporation is one of the largest full-service wholesale distributors of pharmaceutical products and related health care services in the United States. Our suppliers are primarily pharmaceutical manufacturers. Our customers include hospitals, alternate care facilities and independent and chain pharmacies.

  We serve customers nationwide through 20 drug distribution facilities and three specialty products distribution facilities. We are typically the primary source of supply for our customers, and offer a broad range of services designed to enhance the operating efficiencies and competitive positions of our customers and our suppliers.

  Over the past five years we have grown significantly, primarily as a result of market share gains in existing markets, geographic expansion and overall industry growth. During that period, our operating revenues have increased at a compound annual growth rate of 18.6%, and our operating income (before unusual items and amortization) has increased at a compound annual growth rate of 15.8%.

  We believe we can continue growing by executing a business strategy consisting of the following core elements:

  . expanding into new geographic markets through acquisitions and new facility openings;

  . increasing market share in existing and recently entered markets through superior local service to our customers;

  . developing or acquiring specialty value-added services and programs to improve our customers' and suppliers' competitiveness; and

  . maintaining our low-cost operating structure to ensure competitive pricing.

  We also believe our company is well-positioned to benefit from several trends affecting our industry, including:

  . an aging population;

  . the increasing pace of new pharmaceutical product introductions;

  . the more frequent use of outpatient drug therapy;

  . an increased reliance on distributors by manufacturers and customers to serve their needs; and

  . price increases by pharmaceutical manufacturers.

                                  THE OFFERING

 Common stock offered:
    by 399 Venture Partners, Inc. ..................  5,480,000 Shares
    by Citigroup Foundation.........................    520,000 Shares
                                                     -----------------
        Total.......................................  6,000,000 Shares
 Common stock to be outstanding after the offering.. 24,247,072 Shares
 Use of Proceeds.................................... The common stock is being offered by 399 Venture
                                                     Partners, Inc. and
                                                     Citigroup Foundation for
                                                     their own accounts. We
                                                     will not receive any
                                                     proceeds from the sale of
                                                     common stock in this
                                                     offering. We will pay
                                                     certain legal, accounting
                                                     and other expenses
                                                     incidental to the sale of
                                                     shares by the selling
                                                     stockholders. These costs
                                                     are estimated to be
                                                     $511,000.

  Our principal executive offices are located at 300 Chester Field Parkway, Malvern, Pennsylvania 19355. Our telephone number is (610) 296-4480 and our website is www.AmeriSource.com.

                                  RISK FACTORS

  An investment in the common stock involves risks. Before you invest, you should consider the risk factors described on pages 6 and 7.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth our summary consolidated financial data for the periods indicated. You should read this information together with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited consolidated financial statements and related notes, all included elsewhere or incorporated by reference in this prospectus. Refer to the section entitled "Recent Developments" included on page 8 of this prospectus for unaudited financial information related to the interim three months ended December 31, 1997 and 1998 and as of September 30, 1998 and December 31, 1998.

                                    FISCAL YEAR ENDED SEPTEMBER 30,
                         ---------------------------------------------------------
                          1994(A)       1995        1996      1997(B)    1998(C)
                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Total revenues (d)..... $4,301,832  $4,776,290  $5,662,717  $7,940,898 $8,668,804
 Gross profit...........    235,191     266,355     302,433     387,476    421,345
 Operating expenses,
  excluding
  amortization..........    149,137     168,343     204,244     266,804    295,265
 Operating income
  (loss)................   (101,992)     97,835      97,889     119,613    124,944
 Income (loss) before
  extraordinary items
  and in 1994 the
  cumulative effect of
  accounting changes....   (172,417)     28,218      42,650      47,449     50,519
 Net income (loss) ..... $ (207,671) $   10,181  $   35,408  $   45,467 $   50,519
                         ==========  ==========  ==========  ========== ==========
 Earnings (loss) per
  share--assuming
  dilution (e):
  Income (loss) before
   extraordinary items
   and in 1994 the
   cumulative effect of
   accounting changes...   $(11.69)       $1.54       $1.86       $1.97      $2.08
  Net income (loss) ....    (14.08)         .56        1.55        1.89       2.08
 Weighted average common
  shares outstanding--
  assuming
  dilution (e)(f).......     14,750      18,319      22,896      24,060     24,275
BALANCE SHEET DATA:
 Cash, cash equivalents
  and restricted cash... $   25,311  $   46,809  $   71,201  $   68,931 $   85,505
 Working capital........    133,355     243,192     329,282     494,555    403,146
 Total assets...........    711,644     838,673   1,187,960   1,745,040  1,552,282
 Long-term debt (g).....    487,575     435,764     433,693     589,819    453,761
 Stockholders' equity
  (deficit).............   (300,726)   (135,724)    (36,808)     14,311     75,309

(a) Includes the effect of: the $179.8 million write-off of goodwill, the cumulative effect of accounting changes for income taxes of $33.4 million and postretirement benefits other than pensions of $1.2 million. Operating income before the write-off of goodwill was $77.8 million.
(b) Includes the effect of $11.6 million of costs related to facility consolidations and employee severance. Operating income before these costs was $131.2 million.
(c) Includes the effect of $18.4 million of merger costs and $8.3 million of costs related to facility consolidations and employee severance. Operating income before these costs was $151.6 million.
(d) Fiscal years 1994 through 1997 have been restated to include bulk deliveries to self-warehousing customers. Previously only the gross margin from these sales had been included in revenues.
(e) Fiscal years 1994 through 1997 have been restated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." These share and per share amounts have not been adjusted to reflect the proposed two-for-one stock split discussed in the "Recent Developments"
    section included on page 8 of this prospectus.
(f) Share and per share amounts prior to April 1995 have been adjusted for the 2.95-for-1 stock split effected in conjunction with the Company's initial public offering.
(g) Long-term debt at September 30, 1998 consists of: $145.0 million outstanding under the revolving credit facility; $299.9 million outstanding under the receivables securitization financings; and $8.8 million of other long-term debt.

                                 RISK FACTORS

  An investment in shares of AmeriSource common stock involves risk. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this prospectus before deciding to invest.

INTENSE COMPETITION MAY ERODE PROFIT MARGINS

  The wholesale distribution of pharmaceuticals and related health care services is highly competitive. We compete primarily with the following:

  . National wholesale distributors of pharmaceuticals such as Bergen Brunswig Corporation, Bindley Western Industries, Inc., Cardinal Health, Inc., and McKessonHBOC Corporation;

  .  Regional and local distributors of pharmaceuticals;

  .  Warehousing chain drug stores;

  .  Direct-selling manufacturers; and

  .  Other specialty distributors.

  Some of our competitors have greater financial resources and geographic coverage than we have. Competitive pressures have contributed to a decline in our gross profit margins on operating revenues from 6.52% in fiscal 1991 to 4.91% in fiscal 1998. This trend may continue and our business could be adversely affected as a result.

DEBT AND INTEREST EXPENSE MAY AFFECT EARNINGS AND OPERATIONS

  Our balance sheet is highly leveraged with approximately $640.3 million in aggregate long-term debt and $98.2 million of stockholders' equity at December 31, 1998. This could negatively affect our operations in a number of ways, including:

  . We may be unable to obtain additional financing when needed for our operations or when desired for acquisitions or expansions.

  . A large part of our cash flow from operations must be dedicated to interest payments on our debt, thereby reducing funds available for other corporate purposes.

  . Since much of our debt is at variable or floating interest rates, a rise in market interest rates will increase our interest expense.

  . The level of our debt could limit our flexibility in responding to downturns in the economy or in our business.

  . The terms of our debt agreements limit our ability to borrow additional money, pay dividends, divest assets and make acquisitions.

KEY MANAGERS MAY LEAVE THE COMPANY

  AmeriSource depends on its senior and regional management. If some of these employees leave the Company, operating results could be adversely affected. Although AmeriSource has employment contracts with its chief executive officer, chief operating officer and one other key employee, the Company cannot be assured that it will be able to retain these or any other key employees.

RISKS OF ACQUISITION STRATEGY

  Since our initial public offering in April 1995, we have completed four acquisitions. Through these acquisitions and other investments, we have expanded our geographic presence and our breadth of service offerings. We expect to continue to acquire companies as an element of our growth strategy. However, no substantive negotiations for material acquisitions are pending. Acquisitions involve certain risks that could cause our actual growth to differ from our expectations. For example:

  . We may not be able to continue to identify suitable acquisition candidates or to complete acquisitions on favorable terms.

  . We compete with other companies to acquire companies. We cannot predict whether this competition will increase. If competition does increase, there may be fewer suitable companies available to be acquired and the price for suitable acquisitions may increase.

  . We may not be able to successfully integrate acquired businesses in a timely manner. We may also incur substantial costs, delays or other operational or financial problems during the integration process.

YEAR 2000; INFORMATION TECHNOLOGY

  AmeriSource relies on both information technology systems and operating equipment with embedded chips or software. Historically, certain computerized systems have used two digits rather than four to define the applicable year. Computer equipment and software and devices with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000, resulting in system failure or miscalculations. This problem is generally referred to as the "Year 2000 issue."

  We have developed a plan to address the Year 2000 issue, but we have not yet completed all necessary phases of our Year 2000 plan. There is a range of possible issues and many variables involved in our Year 2000 plan. This makes it impossible for us to quantify the potential costs to AmeriSource of the Year 2000 issue. We believe that the most likely risks include the following:

  . the disruption of utility, telecommunication and transportation services; and

  . the failure of our customers due to their own problems stemming from the Year 2000 issue.

  If we do not complete our Year 2000 plan, we may be unable to perform certain core business functions, such as taking orders, distributing goods and processing invoices. We could also be sued for computer systems failure. We cannot estimate the amount of potential liability and lost revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-IT Systems" on page 16.

POSSIBLE VOLATILITY OF OUR STOCK PRICE

  The stock market and the price of our common stock may be subject to volatile fluctuations based on general economic and market conditions. Since our initial public offering in April 1995, our closing sale price to January 25, 1999 has ranged from a low of $20 per share to a high of $81 1/16 per share. The market price for our common stock may also be affected by our ability to meet analysts' expectations. Failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

                              RECENT DEVELOPMENTS

  Stock Split. On January 26, 1999, we announced that the Board of Directors approved a two-for-one stock split, subject to shareholders authorizing additional shares. Assuming shareholder approval, the shareholders of record on March 3, 1999 will receive one additional share for each share of common stock held on such date. Shares resulting from the split are expected to be distributed by our transfer agent near the end of March 1999.

  New Contract Awards. Effective January 2, 1999, Premier, Inc. and the Company announced AmeriSource as one of two preferred business partners for pharmaceutical supply management to Premier hospitals and health systems across the country. In addition, on January 11, 1999, we announced that the Department of Veterans Affairs had chosen AmeriSource as its prime pharmaceutical vendor for approximately 95% of its total pharmaceutical purchases. A portion of this contract award is currently under protest. See "Legal Proceedings" on page 24.

  Recent Financial Results. On January 26, 1999, we announced our financial results for the quarter ended December 31, 1998. The complete financial statements for the period are not currently available. Highlights from our first fiscal quarter include the following:

  . For the three months ended December 31, 1998, net income increased 23% to $17.8 million versus $14.5 million for the same period one year ago. Net income per share--assuming dilution increased by 22% to $0.73 as compared to $0.60 for the same period one year ago.

  . Revenue for the first quarter of fiscal 1999 was $2.2 billion compared to $2.3 billion one year ago. The slight decrease of 4% reflected last year's termination of service contracts with two major warehousing chain customers and one large mail order customer whose purchases resulted in operating margins below our average.

  . For the first quarter of fiscal 1999, gross margin as a percentage of operating revenue increased to 4.71% as compared to 4.68% for the same period one year ago.

  . Our operating margin expanded in the first quarter of fiscal 1999 to 1.71% of operating revenue versus 1.61% one year ago. Operating expenses were 3.00% of operating revenue compared to 3.07% for the same period one year ago.

  . Our interest expense for the first quarter of fiscal 1999 showed a significant decrease of 36% to $8.1 million as compared to $12.7 million for the same quarter one year ago. This was due to a reduction in average borrowings from the prior year, which were impacted by the purchase of Walker Drug Company and the expansion of our Thorofare, New Jersey distribution facility, both of which occurred in the prior fiscal year. Our return on committed capital was 25.3%, exceeding our stated objective of 20% or greater.

  The following tables present certain unaudited consolidated financial data for the three months ended December 31, 1997 and 1998, and as of September 30, 1998 and December 31, 1998. The results presented are not necessarily indicative of the results that may occur for the full fiscal year. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes, all included elsewhere or incorporated by reference in this prospectus.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        THREE MONTHS ENDED
                                                           DECEMBER 31,
  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)        ---------------------
                                                          1997       1998
                                                            (UNAUDITED)
Revenue:
  Operating revenue................................... $2,254,560 $2,160,904
  Bulk deliveries to customer warehouses..............     24,998      8,762
                                                       ---------- ----------
Total revenue.........................................  2,279,558  2,169,666
Costs of goods sold:
  Operating cost of goods sold........................  2,148,954  2,059,211
  Cost of goods sold - bulk deliveries................     24,998      8,762
                                                       ---------- ----------
Total cost of goods sold..............................  2,173,952  2,067,973
                                                       ---------- ----------
Gross profit..........................................    105,606    101,693
Operating expenses:
  Selling and administrative..........................     65,765     61,013
  Depreciation........................................      3,155      3,500
  Amortization........................................        282        256
                                                       ---------- ----------
Operating income......................................     36,404     36,924
Interest expense......................................     12,662      8,141
                                                       ---------- ----------
Income before taxes...................................     23,742     28,783
Taxes on income.......................................      9,259     10,938
                                                       ---------- ----------
Net income............................................ $   14,483 $   17,845
                                                       ========== ==========
Earnings per share: (a)
  Basic...............................................      $0.61      $0.74
  Assuming dilution...................................       0.60       0.73
Weighted average common shares outstanding: (a)
  Basic...............................................     23,856     24,184
  Assuming dilution...................................     24,224     24,434

(a)These share and per share amounts have not been adjusted to reflect the proposed stock split discussed above.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                 SEPTEMBER 30, DECEMBER 31,
                                                     1998          1998
                                                               (UNAUDITED)
  (DOLLARS IN THOUSANDS)
                     ASSETS
Current assets:
  Cash and cash equivalents.....................  $   48,461    $   44,406
  Restricted cash...............................      37,044        31,526
  Accounts receivable, less allowance for
   doubtful accounts............................     458,238       522,044
  Merchandise inventories.......................     870,223     1,066,567
  Prepaid expenses and other....................       4,356         3,150
                                                  ----------    ----------
      Total current assets......................   1,418,322     1,667,693
Property and equipment, net.....................      60,789        59,851
Other assets, less accumulated amortization.....      73,171        79,374
                                                  ----------    ----------
      Total assets..............................  $1,552,282    $1,806,918
                                                  ==========    ==========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................  $  873,181    $  908,529
  Accrued expenses and other....................      48,532        42,158
  Accrued income taxes..........................          78        11,629
  Deferred income taxes.........................      93,385        97,430
                                                  ----------    ----------
      Total current liabilities.................   1,015,176     1,059,746
Long-term debt:
  Revolving credit facility.....................     145,000       331,660
  Receivables securitization financing..........     299,948       299,956
  Other debt....................................       8,813         8,654
Other liabilities...............................       8,036         8,730
Total stockholders' equity......................      75,309        98,172
                                                  ----------    ----------
Total liabilities and stockholders' equity......  $1,552,282    $1,806,918
                                                  ==========    ==========

                                USE OF PROCEEDS

  The common stock is being offered by 399 Venture Partners, Inc. and Citigroup Foundation for their own accounts. We will not receive any proceeds from the sale of common stock in this offering. We will pay certain legal, accounting and other expenses incidental to the sale of shares by the selling stockholders. These costs are estimated to be $511,000.

                         MARKET PRICE OF COMMON STOCK
                              AND DIVIDEND POLICY

  Our common stock has been traded on the New York Stock Exchange under the symbol AAS since May 27, 1996. The following table sets forth, for the periods indicated, the range of high and low closing sale prices for our common stock as reported by the New York Stock Exchange.

                                                                PRICE RANGE
                                                              OF COMMON STOCK
                                                            ------------------
                                                              HIGH       LOW
Year ended September 30, 1997
  First Quarter............................................ $48 1/4    $37 7/8
  Second Quarter........................................... $53        $43 1/2
  Third Quarter............................................ $50 3/4    $41 1/2
  Fourth Quarter........................................... $60 1/4    $46 3/8
Year ended September 30, 1998
  First Quarter............................................ $65 5/8    $53 5/8
  Second Quarter........................................... $63 3/8    $53 3/4
  Third Quarter............................................ $65 11/16  $51
  Fourth Quarter........................................... $76 3/4    $45 7/16
Year ending September 30, 1999
  First Quarter............................................ $65 1/8    $49 3/16
  Second Quarter (through January 25, 1999) ............... $81 1/16   $70 9/16

  Payment of dividends is within the discretion of our Board of Directors and will depend, among other factors, upon our earnings, financial condition and capital requirements, and the terms of our financing agreements. We have not paid any cash dividends to our stockholders. Moreover, certain financial tests contained in our agreements with lenders restrict the amount of dividends that we may pay.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth our selected consolidated financial data and other operating data. The statement of operations data and balance sheet data are derived from our audited consolidated financial statements. You should read the selected consolidated financial data together with the audited consolidated financial statements and related notes, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere or incorporated by reference in this prospectus. Refer to the section entitled "Recent Developments" on page 8 of this prospectus for unaudited financial information related to the interim three months ended December 31, 1997 and 1998 and as of September 30, 1998 and December 31, 1998.

                                    FISCAL YEAR ENDED SEPTEMBER 30,
                         ---------------------------------------------------------
                          1994(A)       1995        1996      1997(B)    1998(C)
                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Operating revenue       $4,182,193  $4,668,948  $5,551,671  $7,815,942 $8,575,443
 Bulk deliveries to cus-
  tomer warehouses          119,639     107,342     111,046     124,956     93,361
                         ----------  ----------  ----------  ---------- ----------
 Total revenues (d).....  4,301,832   4,776,290   5,662,717   7,940,898  8,668,804
 Gross profit...........    235,191     266,355     302,433     387,476    421,345
 Operating expenses, ex-
  cluding amortization..    149,137     168,343     204,244     266,804    295,265
 Operating income
  (loss)................   (101,992)     97,835      97,889     119,613    124,944
 Income (loss) before
  extraordinary items
  and in 1994 the cumu-
  lative effect of ac-
  counting changes......   (172,417)     28,218      42,650      47,449     50,519
 Net income (loss) ..... $ (207,671) $   10,181  $   35,408  $   45,467 $   50,519
                         ==========  ==========  ==========  ========== ==========
 Earnings (loss) per
  share--assuming dilu-
  tion (e):
 Income (loss) before
  extraordinary items
  and in 1994 the cumu-
  lative effect of ac-
  counting changes...... $  (11.69)  $     1.54  $     1.86  $     1.97 $     2.08
 Net income (loss) .....    (14.08)         .56        1.55        1.89       2.08
 Weighted average common
  shares outstanding--
  assuming dilution
   (e)(f)...............     14,750      18,319      22,896      24,060     24,275
BALANCE SHEET DATA:
 Cash, cash equivalents
  and restricted cash... $   25,311  $   46,809  $   71,201  $   68,931 $   85,505
 Accounts receivable--
  net...................    272,281     318,652     390,331     533,319    458,238
 Merchandise invento-
  ries..................    351,676     404,522     650,296   1,017,782    870,223
 Property and equip-
  ment--net.............     41,182      45,244      51,666      67,462     60,789
 Total assets........... $  711,644  $  838,673  $1,187,960  $1,745,040 $1,552,282
 Accounts payable....... $  449,991  $  462,804  $  714,984  $1,036,462 $  873,181
 Long-term debt (g).....    487,575     435,764     433,693     589,819    453,761
 Stockholders' equity
  (deficit).............   (300,726)   (135,724)    (36,808)     14,311     75,309
 Total liabilities and
  stockholders' equity.. $  711,644  $  838,673  $1,187,960  $1,745,040 $1,552,282

(a) Includes the effect of: the $179.8 million write-off of goodwill, the cumulative effect of accounting changes for income taxes of $33.4 million and postretirement benefits other than pensions of $1.2 million.
(b)Includes the effect of $11.6 million of costs related to facility consolidations and employee severance.
(c) Includes the effect of $18.4 million of merger costs and $8.3 million of costs related to facility consolidations and employee severance.
(d) Fiscal years 1994 through 1997 have been restated to include bulk deliveries to self-warehousing customers. Previously only the gross margin from these sales had been included in revenues.
(e) Fiscal years 1994 through 1997 have been restated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." These share and per share amounts have not been adjusted to reflect the proposed two-for-one stock split discussed in the "Recent Developments"
    section included on page 8 of this prospectus.
(f) Share and per share amounts prior to April 1995 have been adjusted for the 2.95-for-1 stock split effected in conjunction with the Company's initial public offering.
(g) Long-term debt at September 30, 1998 consists of: $145.0 million outstanding under the revolving credit facility; $299.9 million outstanding under the receivables securitization financings; and $8.8 million of other long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion together with our Selected Consolidated Financial Information included elsewhere in this prospectus and our audited financial statements, which are incorporated by reference in this prospectus. See "Where You Can Find More Information" on page 31.

RESULTS OF OPERATIONS

 QUARTER ENDED DECEMBER 31, 1998 COMPARED WITH QUARTER ENDED DECEMBER 31, 1997

  See "Recent Developments" on page 8 for unaudited financial information related to the interim three months ended December 31, 1997 and 1998 and as of September 30, 1998 and December 31, 1998.

 YEAR ENDED SEPTEMBER 30, 1998 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1997

  Operating revenues for the fiscal year ended September 30, 1998 increased 10% to $8.6 billion from $7.8 billion in fiscal 1997. During the fiscal year ended September 30, 1998, sales to hospitals and managed care facilities increased 9%, sales to independent drug store customers increased 14%, and sales to the chain drug store customer group increased 4%, as compared with the prior year. During the fiscal year ended September 30, 1998, sales to hospitals and managed care facilities accounted for 47% of total operating revenues, while sales to independent drug stores accounted for 34% and sales to chain drug stores accounted for 19% of the total.

  The majority of the operating revenue growth in fiscal 1998 was due to the growth of relationships with existing customers. Approximately one-fourth of the increase relates to the impact of the Walker Drug Company, L.L.C. ("Walker Drug Company") acquisition in March 1997. The rate of growth was less than in the prior year due to the termination of service contracts with two major warehousing chains and one large mail order customer during the third fiscal quarter that collectively accounted for approximately $300 million of revenue per quarter. Sales to chain drug stores decreased to 13% of operating revenues in the fourth quarter of fiscal 1998, as a result of the service contract terminations. The Company does not expect that future operating income will be significantly affected as the lost customers generated lower than average operating margins and the Company expects that it will be able to reduce expenses in line with the loss of gross profit. Future operating revenues may also be impacted by continued consolidations of customers and price competition in the industry.

  Along with other companies in its industry, the Company has begun reporting as revenue bulk shipments to customer warehouses, whereby the Company acts as an intermediary in the ordering and subsequent delivery of pharmaceutical products. All periods presented have been restated to reflect these bulk shipments as revenue. Previously, only the service fees from these bulk shipments were included in revenue. Due to the insignificant service fees generated from these bulk shipments, fluctuations in volume have no significant impact on operating margins.

  Gross profit of $421.3 million in fiscal 1998 increased by 9% compared to fiscal 1997. As a percentage of operating revenues, the gross profit in fiscal 1998 was 4.91% as compared to 4.96% in the prior fiscal year. The decline in gross profit percentage was due to a reduction in selling margin percentage due to strong competition in the industry as well as continued customer consolidation offset in part by an increase in inventory appreciation profits. Gross profit may continue to be impacted by price competition, changes in customer and product mix, and distribution center performance.

  On September 22, 1997, the Company and McKesson Corporation signed a definitive merger agreement which was subsequently approved by both companies' shareholders on February 9, 1998. On July 31, 1998, the United States District Court for the District of Columbia granted the Federal Trade Commission's request for an injunction to halt the proposed merger. On August 7, 1998, the Company and McKesson jointly terminated the merger agreement. Merger related costs consisting of professional fees and stay-put bonuses totaling $18.4 million were expensed in the fourth quarter of fiscal 1998 as a result of the termination of the merger agreement.

  In the fourth quarter of fiscal 1998, the Company began to centralize its data processing, accounting, contract administration, and purchasing functions, reorganize its pharmaceutical distribution facilities into six regions, and consolidate one pharmaceutical distribution facility into another facility. These initiatives are expected to be completed by the end of 1999 and when completed are expected to provide annual cost savings of $5 to $6 million. A charge of $8.3 million was recognized in the fourth quarter of fiscal 1998 related to this effort, and included severance of $3.3 million for approximately 350 administrative and warehouse personnel and asset write-downs and lease cancellation costs of $5.0 million primarily consisting of owned and leased data processing assets to be abandoned after the consolidation dates of the affected data processing centers.

  In the third quarter of fiscal 1997, the Company commenced cost reduction plans to consolidate three of its pharmaceutical distribution facilities into other existing facilities and to restructure its sales force. These cost reduction initiatives resulted in a $6.4 million charge in the third fiscal quarter of 1997. In addition, the Company incurred charges of $5.2 million related to the retirement of its former President and CEO as well as other executive terminations. The $6.4 million charge included $1.8 million for the severance of approximately 240 warehouse and sales personnel and $4.6 million of asset write-downs and lease cancellation costs primarily for buildings, warehouse and computer equipment and other assets to be disposed of related to the facility consolidations. The fiscal 1997 cost reduction initiatives were completed in early fiscal 1998.

  Selling and administrative expenses and depreciation increased by $13.3 million or 5% in fiscal 1998 compared with the prior fiscal year, and as a percentage of operating revenues, were 3.13% in fiscal 1998 and 3.27% in fiscal 1997. The increase in selling and administrative expenses and depreciation for the year is primarily due to the impact of a full year of expenses from the February 1997 acquisition of Walker Drug Company. The decrease in the expense to operating revenue ratio for the year was primarily due to benefits resulting from the fiscal 1997 cost reduction initiatives discussed above as well as the shift in customer mix resulting from the termination of service contracts with the two large warehousing chain customers.

  Operating income of $124.9 million for the year ended September 30, 1998, increased by 4% from the prior year. The Company's operating margin decreased to 1.46% in fiscal 1998 from 1.53% in fiscal 1997. This decrease in operating margin is due to the $18.4 million of merger costs described above. In addition, both years have been impacted by the charges related to facility consolidations and employee severance discussed above.

  Interest expense of $42.1 million in fiscal 1998 represents an increase of 1% compared to the prior year as average borrowings for the year increased by 6% offset in part by a 50 basis point step-down in the interest rate under the Company's revolving credit facility during fiscal 1998 as a result of attaining certain financial ratios under the facility. Average borrowings during the year ended September 30, 1998, were $639 million as compared to average borrowings of $602 million in the prior fiscal year.

  Income tax expense of $32.3 million in fiscal 1998 was based on an effective tax rate of 39.0% versus 39.2% in the prior year. The decrease in the rate was due to a reduction in the effective state and local income tax rate.

  Income before extraordinary items increased to $50.5 million in fiscal 1998 from $47.4 million in fiscal 1997. Income before extraordinary items per share-assuming dilution was $2.08 in fiscal 1998, a 6% increase over fiscal 1997. The effect of the merger costs and charges related to facility closings and employee severance are included in these amounts.

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Earnings per share-assuming dilution is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods presented prior to fiscal 1998 have been restated to conform to the SFAS No. 128 requirements.

 YEAR ENDED SEPTEMBER 30, 1997 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1996

  Operating revenues for the fiscal year ended September 30, 1997 increased 41% to $7.8 billion from $5.6 billion in fiscal 1996. The year-to-year operating revenue gains reflect increases across all customer groups and all geographic regions. The acquisitions of Walker Drug Company in March 1997, and Gulf Distribution, Inc. in February 1996, contributed 9% of the 41% increase in revenues for the fiscal year. During the fiscal year ended September 30, 1997, sales to hospitals and managed care facilities increased 39%, sales to independent drug store customers increased 43%, and sales to the chain drug store customer group increased 43%, as compared with the prior year. Approximately 28% of the hospital and managed care revenue increase was due to the addition of one large mail order pharmacy customer. During the fiscal year ended September 30, 1997, sales to hospitals and managed care facilities accounted for 47% of total revenues, while sales to independent drug stores accounted for 33% and sales to chain drug stores accounted for 20% of the total.

  Gross profit of $387.5 million in fiscal 1997 increased by 28% over fiscal 1996 due to the increase in operating revenues. As a percentage of operating revenues, the gross profit in fiscal 1997 was 4.96% as compared to 5.45% in the prior fiscal year. The majority of the decline in gross profit percentage was due to a reduction in selling margin percentage resulting from continuing price competition throughout the industry and the higher-than average growth of the Company's largest customers. Approximately 30% of the decline in gross profit percentage from the prior fiscal year was due to the addition of a large ($290 million in annualized revenues) mail order pharmacy customer at a gross profit percentage significantly lower than normal percentages and a performance shortfall in one of the Company's distribution centers. Gross profit may continue to be impacted by price competition, changes in customer and product mix, and distribution center performance.

  Selling and administrative expenses and depreciation, increased by $51.0 million or 25% in fiscal 1997 compared with the prior fiscal year, and as a percentage of operating revenues, were 3.27% in fiscal 1997 and 3.68% in fiscal 1996. The increase in expenses was due to increased delivery and warehouse expense associated with the significant revenue increase. The decrease as a percentage of revenue in fiscal 1997 is primarily due to improved economies of scale at the Company's established and newer locations and the low service cost associated with the large mail order customer which has offset higher-than anticipated integration costs of the Company's Orlando, Florida facility.

  Operating income of $119.6 million in fiscal 1997 increased by 22% from the prior year. Included in operating income is the effect of the $11.6 million of facility consolidations and employee severance in fiscal 1997 and a $10.9 million cumulative non-cash charge to costs of goods sold in fiscal 1996. The Company's operating margin declined to 1.53% in fiscal 1997 from 1.76% in fiscal 1996. The decline is due to the decrease in gross profit percentage discussed above, offset in part by reduced selling and administrative expenses as a percentage of operating revenues.

  Interest expense of $41.6 million in fiscal 1997 represents an increase of 16% compared to the prior fiscal year. The increase over the prior year was due to increased borrowings to fund the 41% revenue increase and the purchase of Walker Drug Company in March 1997. Average borrowings during the fiscal year ended September 30, 1997 were $602 million as compared to average borrowings of $479 million in the prior fiscal year. The increased average indebtedness was offset in part by reduced borrowing rates compared to the prior year due to the redemption of the remaining $74.3 million of 11 1/4% senior debentures in the third quarter of fiscal 1996 and rate reductions under the Company's revolving credit facility and receivables securitization financing ("Receivables Program").

  Income tax expense of $30.6 million in fiscal 1997 was based on an annual effective rate of 39.2% versus 31.1% in fiscal 1996. The fiscal 1996 rate was reduced by 11.5% due to a favorable settlement of an Internal Revenue Service audit of fiscal years 1987-1991. The extraordinary charge in fiscal 1997 of $2.0 million, net of a tax benefit of $1.2 million, relates to the write-off of unamortized deferred financing fees related to the retirement of the prior $380 million revolving credit facility.

  Income before extraordinary items increased to $47.4 million in fiscal 1997 from $42.7 million in fiscal 1996 and income before extraordinary items per share-assuming dilution was $1.97, a 6% increase over fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

  During the year ended September 30, 1998, the Company's operating activities generated $125.8 million in cash primarily due to a decrease in accounts receivable of $70.4 million. The reduction in accounts receivable was due to a combination of a two day reduction in days sales outstanding due to improved collection efforts and term negotiations as well as the impact of the loss of the three major customers discussed above. As a result of the reduction in accounts receivable, the collateral base for the receivables securitization facility as of September 30, 1998 was less than the $299.9 million of fixed certificates outstanding. Therefore, cash was deposited in the master trust to supplement the collateral base, which resulted in the increase in restricted cash at September 30, 1998. The provision for deferred income taxes increased operating cash flow by $19.2 million primarily due to an increase in deferred tax liabilities related to inventory. A decrease in merchandise inventory of $147.6 million was offset by a related decrease of $161.8 million in accounts payable and accrued expenses. These decreases were also impacted by the termination of service contracts of the three large customers as well as the reversal of the prior year end build-up of inventory related to the Company's expansion of its Thorofare, New Jersey distribution facility. Operating cash uses during the year ended September 30, 1998 included $44.4 million in interest payments and $16.0 million in income tax payments. In addition, in fiscal 1998, the Company paid a total of $5.5 million of severance and $0.6 million of lease cancellation costs and other related to its fiscal 1998 and 1997 cost reduction plans discussed above. Severance accruals of $4.3 million and remaining lease obligations of $3.0 million at September 30, 1998 are included in accrued expenses and other.

  In fiscal 1997, the Company's operating activities used $9.3 million of cash as increases in merchandise inventories of $271.8 million and accounts receivable of $76.2 million were offset in part by the $274.9 million increase in accounts payable and accrued expenses. These increases were caused by the working capital requirements of the Company's significant revenue growth during fiscal 1997, as well as the year end temporary build-up of inventory and accounts payable related to the Company's expansion of its Thorofare, New Jersey facility.

  Capital expenditures for the year ended September 30, 1998 were $10.4 million and relate principally to investments in warehouse improvements, information technology and warehouse automation. These expenditures decreased from prior years due to delays in starting certain projects due to the proposed McKesson merger. Expenditures for similar purposes of approximately $18 to $20 million are expected in fiscal 1999.

  Cash used by financing activities during fiscal 1998 represents net repayments of the Company's revolving credit facility from cash generated by operations. In fiscal 1997, net borrowings of $148.7 million primarily funded the acquisition of Walker Drug Company in March 1997. At September 30, 1998, borrowings under the Company's $500 million revolving credit facility were $145.0 million (at an average interest rate of 6.9%) and borrowings under the $375 million receivable securitization financings were $299.9 million (at an average interest rate of 5.9%). The revolving credit facility expires in January 2002 and provides for interest rates ranging from LIBOR plus 25 basis points to LIBOR plus 125 basis points based upon certain financial ratios. The receivable securitization facility represents a financing vehicle utilized by the Company because of the availability of attractive interest rates relative to traditional financing sources. The Company securitizes its trade accounts and notes receivable, which are generally non-interest bearing, in transactions that do not qualify as sales transactions under SFAS No. 125. The details of the receivable securitization financing program are summarized in
Note 4 to the consolidated financial statements. In December 1998, the Company entered into a short-term supplemental $100 million revolving credit agreement with substantially the same terms as the Credit Agreement. This agreement expires March 31, 1999, and is intended to fund seasonal inventory purchases if necessary.

  The Company's primary exposure to market risk consists of changes in interest rates on borrowings. An increase in interest rates would adversely affect the Company's operating results and the cash flow available after debt service to fund operations and expansion and, if permitted to do so under its revolving credit facility, to pay dividends on its capital stock. The Company enters into interest rate protection agreements to hedge the exposure to increasing interest rates with respect to its long-term debt agreements. The Company provides protection to meet actual exposures and does not speculate in derivatives. The Company is required by its Credit Agreement to maintain interest rate cap protection on a minimum of $112.5 million through January 1999 and has interest rate cap agreements expiring in May 1999, which provide protection on $115 million of its long-term borrowings. For every $100 million of unhedged variable rate debt, a 75 basis point increase in interest rates would increase the Company's annual interest rate expense by approximately $0.75 million.

  The Company's operating results have generated sufficient cash flow which, together with borrowings under its debt agreements and credit terms from suppliers, have provided sufficient capital resources to finance working capital and cash operating requirements, fund capital expenditures, and interest currently payable on outstanding debt. The Company's primary ongoing cash requirements will be to fund payment of interest on indebtedness, finance working capital, and fund capital expenditures and routine growth and expansion through new business opportunities. Future cash flows from operations and borrowings are expected to be sufficient to fund the Company's ongoing cash requirements.

  A former customer of the Company has alleged that the Company failed to fulfill its obligations under the service contract between the Company and the former customer. In connection with this claim, the former customer withheld payment on $22 million of invoices. In response, the Company filed suit to collect the outstanding amount. The former customer has countersued the Company for an unspecified amount. The Company believes that there is no merit to this counterclaim and intends to aggressively pursue collection of the outstanding amount. Because the Company is unable at this time to determine the outcome of this matter, no provision for loss has been made in the financial statements.

  The Company is subject to certain contingencies pursuant to environmental laws and regulations at one of its former distribution centers that may require remediation efforts. In fiscal 1994, the Company accrued a liability of $4.1 million to cover future consulting, legal, remediation, and ongoing monitoring costs. The accrued liability ($3.8 million at September 30, 1998), which is reflected in other long-term liabilities on the accompanying consolidated balance sheet, is based on an estimate of the extent of contamination and choice of remedy, existing technology, and presently enacted laws and regulation; however, changes in remediation standards, improvements in cleanup technology, and discovery of additional information concerning the site could affect the estimated liability in the future. The Company is investigating the possibility of asserting claims against responsible parties for recovery of these costs. Whether or not any recovery may be forthcoming is unknown at this time.

GENERAL DESCRIPTION OF THE YEAR 2000 ISSUE AND THE NATURE AND EFFECTS OF THE YEAR 2000 ON INFORMATION TECHNOLOGY (IT) AND NON-IT SYSTEMS

  The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business practices.

  The Company began addressing the Year 2000 Issue in 1995 on a decentralized basis at each of its regional data processing centers. In 1997, the Company began monitoring progress on a corporate level and a formal Year 2000 committee, reporting to senior management, was established in early 1998 to coordinate and monitor the Year 2000 Issue on an enterprise-wide basis. Based on assessments made since 1995, the Company determined that modifications to or in limited cases replacement of computer software and hardware was necessary to enable those systems to operate properly after December 31, 1999. The Company presently believes that with modifications to and replacement of existing software and hardware, the Year 2000 Issue can be mitigated. However, if such modifications and replacements are not made, or are not completed timely, the Year 2000 Issue can have a material impact on the operations of the Company.

  In the fourth quarter of fiscal 1998, the Company announced plans to consolidate its data processing from its regional facilities to one corporate facility by the end of 1999. However, the Company's plan to resolve the Year 2000 Issue described below is not dependent on the timely completion of the Company's consolidation efforts.

  The Company's plan to resolve the Year 2000 Issue involves the following four phases: assessment, remediation, testing, and implementation. To date, the Company has completed its assessment of all systems that could be significantly affected by the Year 2000. The assessment indicated that most of the Company's significant information technology systems could be affected, particularly the Company's warehouse and distribution operating and accounting systems. The assessment also indicated that software and hardware (embedded chips) used in warehouse automation, scanning, and ordering as well as other equipment used in the distribution process (operating equipment) are also at risk. Because the Company is a distributor of pharmaceuticals, the Company's products are not at risk.

  Status of Progress in Becoming Year 2000 Compliant, Including Timetable for Completion of Each Remaining Phase. The following estimates of completion percentages and dates are based on the Company's best estimates. However, there can be no guarantee that these dates can be achieved and actual results may differ. For its information technology exposures, to date the Company is approximately 95% complete on the remediation phase and expects to be completed with its software reprogramming and replacement no later than March 31, 1999. Once software is reprogrammed or replaced for a system, the Company begins testing and implementation. These phases run concurrently for different systems. To date, the Company has completed 90% of its testing and has implemented 85% of its remediated systems. Completion of the testing phase for all significant operating systems is expected by March 31, 1999, with all remediated systems fully tested and implemented by June 30, 1999.


  The remediation of operating equipment with embedded chips or software is approximately 95% complete and is expected to be completed by March 31, 1999. Testing of the affected equipment is approximately 90% complete and implementation of affected equipment is 85% complete. Testing is expected to be complete by March 31, 1999, and implementation by June 30, 1999.

  Nature and Level of Importance of Third Parties and their Exposure to the Year 2000. Many of the Company's customers order products from the Company using ECHO(R), the Company's proprietary software system. ECHO(R) was developed in-house and has been Year 2000 compliant from its inception. The Company also issues the majority of its purchase orders to vendors through the use of Electronic Data Interchange ("EDI"). The Company is approximately 50% complete with its remediation efforts relating to EDI software and expects to be complete by March 31, 1999. Testing and implementation of this software is expected to be completed by June 30, 1999.


  The Company is planning to survey its significant customers and vendors as to their Year 2000 compliance in February and March, 1999. Based on the nature of their responses, the Company will develop contingency plans as appropriate. However, the Company has no means of assuring that external customers and vendors will be Year 2000 compliant. The inability of these third parties to complete their Year 2000 resolution process in a timely fashion could materially impact the Company.

  Costs. The Company has utilized and will continue to utilize both internal and external resources to reprogram or replace, test, and implement the software and operating equipment for Year 2000 modifications. Many of the program fixes were completed in conjunction with other projects and had little incremental cost. The Company estimates that incremental costs relating to Year 2000 projects to date approximate $2 million. These costs have been expensed as incurred. The Company expects to spend less than $1 million on Year 2000 projects in fiscal 1999. Year 2000 costs are difficult to estimate accurately and the projected cost could change due to unanticipated technical difficulties, project delays, and third party non-compliance, among other things.

  Risks. Management of the Company believes that it has an effective program in place to resolve the Year 2000 Issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of its Year 2000 plan. Because of the range of possible issues and the large number of variables involved, it is impossible to quantify the potential cost of problems should the Company or its trading partners not properly complete their Year 2000 plans and become Year 2000 compliant. Such costs and any failure of compliance efforts could have a material adverse effect on the Company. The Company believes that the most likely risks of serious Year 2000 business disruption are external in nature, including continuity of utility, telecommunication and transportation services, and the potential failure of the Company's customers due to their own non-compliance or the non-compliance of their business partners. In the event the Company does not properly complete its Year 2000 efforts or is affected by the disruption of outside services, the Company could be unable to take orders, distribute goods, invoice customers or collect payments. In addition, disruptions in the economy generally resulting from Year 2000 could have a material adverse effect on the Company. The Company could be subject to litigation for computer systems failure. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

  Contingency Plans. The Company is currently in process of developing contingency plans to address the above Year 2000 risks as necessary. The Company plans to evaluate the status of completion of its Year 2000 efforts by March 31, 1999, and determine what contingency plans are necessary at that time. In the normal course of business, the Company has contingency plans for disruption of business events and intends to augment those plans with specific Year 2000 considerations.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  In fiscal 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130 "Reporting Comprehensive Income," which requires that an enterprise report, by major component and as a single total, the change in its net assets during the period from nonowner sources and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. In fiscal 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits and expands disclosures on changes in benefit obligations and fair values of plan assets. These statements are effective for fiscal years beginning after December 15, 1997. Also, in fiscal 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which requires companies to recognize all derivatives as either assets or liabilities in the balance sheet and measure such instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures.

                                   BUSINESS

  AmeriSource Health Corporation, through its subsidiary AmeriSource Corporation, is the fourth largest full-service wholesale distributor of pharmaceutical products and related health care services in the United States. We serve our customers nationwide through 20 drug distribution facilities and three specialty products distribution facilities. We are typically the primary source of supply for our customers, and offer a broad range of services designed to enhance the operating efficiencies and competitive positions of our customers and our suppliers. AmeriSource benefits from a diverse customer base that includes hospitals and managed care facilities (accounting for 47% of operating revenue in fiscal 1998), independent community pharmacies (34%) and chain drug stores, including pharmacy departments of supermarkets and mass merchandisers (19%).

  Over the past five years, our operating revenues and operating income (before unusual items and amortization) have grown significantly. Operating revenues increased from $3.7 billion in fiscal 1993 to $8.6 billion in fiscal 1998, representing a compound annual growth rate of 18.6%. Operating income before unusual items and amortization increased from $73.3 million in fiscal 1993 to $152.8 million in fiscal 1998, representing a compound annual growth rate of 15.8%. Our growth results primarily from market share gains in existing markets, geographic expansion and overall industry growth.

BUSINESS STRATEGY

  Over the past five years, we have significantly expanded our national presence as a leading, innovative wholesale distributor of pharmaceutical products and related health care services. By executing the following key elements of our business strategy, we believe we can continue revenue growth and increase operating income.

  Expand into New Geographic Markets. We believe there are substantial opportunities to grow by opening distribution facilities in new geographic areas and making selective, complementary acquisitions. We have added seven new distribution centers since October 1993, including facilities in Texas, Oregon, Massachusetts, California, Arizona and Florida. Each new facility began operations with an existing customer base in its regional marketplace. We have also acquired several regional wholesale pharmaceutical distributors, including Idaho-based Newbro Drug Company in 1995, Florida-based Gulf Distribution Inc. in 1996 and Alabama-based Walker Drug Company in 1997. As industry consolidation pressures continue, we believe AmeriSource may have opportunities to selectively acquire additional local and regional drug wholesale companies, facilitating our expansion into other geographic areas and enhancing our competitive position in existing markets.

  Increase Market Share in Existing Markets. We believe we can continue growing in existing markets by emphasizing the following factors, which have allowed us to compete effectively and generate above-average industry sales growth over the last five years:

  . providing superior distribution services coupled with advanced information systems to reduce costs throughout the pharmaceutical supply channel;

  . continuing to develop or acquire specialty value-added services and programs to improve our customers' and suppliers' competitiveness;

  . maintaining our low-cost operating structure to ensure our services are priced competitively; and

  . preserving our decentralized operating structure to respond to customers' needs more quickly and efficiently and ensure continued development of local and regional management talent.

  Continue Growth of Specialty Services. We work closely with customers and suppliers to develop an extensive range of specialty services such as the ones described below. In addition to enhancing our profitability, these services increase customer loyalty and strengthen our role in the pharmaceutical supply channel.

  . ECHO(R), our proprietary software system, provides sophisticated ordering and inventory management assistance to hospital and retail customers. In addition to facilitating primary supply and communications between us and our customers, ECHO(R) enables our customers to reduce their costs by ordering more efficiently, selecting from best price alternatives and maintaining formulary compliance. With approximately 6,200 systems nationwide, we believe our installed base of systems is one of the largest and most sophisticated in the wholesale drug industry.

  . Family Pharmacy(R) enables small chain and independent community pharmacies to compete more effectively by providing them with:

    .  access to disease management and pharmaceutical care programs;

    . enhanced access to pharmaceutical benefit programs of large health care groups, including third-party payor programs;

    . value-added merchandising programs, including private label product lines; and

    .  innovative advertising, marketing and promotional campaigns.

     With over 2,550 Family Pharmacy(R) member stores, Family Pharmacy(R) in effect constitutes one of the largest drugstore chains in the United States.

  . Our Income Rx(R) program provides a value-added service for retail and hospital pharmacy customers by continually reviewing the marketplace for generic products that offer the best price, quality and availability. With the increasing importance of generic pharmaceuticals, this program represents a significant opportunity for growth and profitability. In fiscal 1998, we focused on our AmeriSource Select(R) automatic substitution generic compliance program and currently have over 4,500 customers in the program. AmeriSource Select(R) provides enables customers to generate additional profits by channeling their generic purchases to preferred products, reducing acquisition costs and decreasing product redundancy. Revenues attributable to AmeriSource's sales of generic and multi-source pharmaceuticals (including the Income Rx(R) program) increased to approximately $665 million in fiscal 1998.

  . American Health Packaging(R) is our pharmaceutical packaging division. In fiscal 1996, we expanded our packaging business by opening a new state-of-the-art facility in Columbus, Ohio to provide customized packaging solutions for customers and suppliers. The facility is capable of packaging pharmaceuticals into both unit-of-use and unit-dose formats, providing higher productivity, better control and improved profitability throughout the pharmaceutical supply channel.

  . MedAssess(TM) is our innovative patient care program designed to help pharmacies generate new patient care revenue and differentiate themselves from their competition. It offers opportunities for pharmacies to expand their role in patient care by providing specialized services to help patients better manage drug therapy and wellness. MedAssess(TM) provides pharmacists with continuing education, self-directed training, patient care software and technical and practice support. MedAssess CareBuilderSM programs provide all the materials and information needed to implement and promote a variety of practical, revenue-generating patient care services.

  . The Diabetes Shoppe(TM) program develops pharmacy-based diabetes care centers to market over 600 specialized products and training for the diabetes patient. The program offers a range of marketing tools, including direct mailings to customers, doctors, signage and radio advertising. Since we acquired The Diabetes Shoppe(TM) in 1996, membership has grown from 215 to over 525 retail pharmacy members nationwide.

  . Our Health Services Plus(R) business distributes vaccines, injectables, plasma and oncology products to alternate care sites such as clinics, physicians' offices and surgery centers. In addition, Health Services Plus(R) provides specialty distribution services such as warehousing, order processing and telemarketing for pharmaceutical and medical companies requiring distribution of specialized niche products.

  Maintain Low-Cost Operating Structure. We believe we have the lowest operating cost structure compared to our four major national competitors. Over the past five years, we have significantly reduced operating expenses and investment in net working capital as a percentage of revenues. Specifically, we have reduced selling and administrative expenses and depreciation, as a percentage of operating revenues, from 3.72% in fiscal 1993 to 3.13% in fiscal 1998. In addition, our operations continue to be more productive and profitable as a result of continued investments in management information systems and warehouse automation technology. Greater operating leverage, achieved by increasing sales volume on a per-facility basis, has also enhanced productivity. In addition, new facilities have been added with minimal incremental investment in corporate overhead. We believe our sales and profits will continue to grow as these facilities continue to expand in their regional markets.

INDUSTRY OVERVIEW

  We have benefited from the significant growth of the full-service drug wholesale industry in the United States. Industry sales grew from approximately $30 billion in 1990 to approximately $73 billion in 1997. The industry is growing because of, among other factors:

  .  the aging population;

  .  the pace of new pharmaceutical product introductions is increasing;

  . outpatient drug therapies are being used more often to contain health care costs;

  . manufacturers and customers are relying more on distribution by wholesalers to serve their needs; and

  .  pharmaceutical prices are rising.

  Aging Population. The number of individuals over age 65 in the United States grew 22% from approximately 26 million in 1980 to approximately 31 million in 1990 and is projected to increase an additional 12% to more than 35 million by the year 2000. This age group suffers from a greater incidence of chronic illnesses and disabilities than the rest of the population and is estimated to account for approximately two-thirds of total health care expenditures in the United States.

  Introduction of New Pharmaceuticals. Traditional research and development as well as the advent of new research and production methods, such as biotechnology, continue to generate new compounds that are more effective in treating diseases. These compounds have been responsible for significant increases in pharmaceutical sales. We believe ongoing research and development expenditures by the leading pharmaceutical manufacturers will contribute to continued growth of the industry.

  Cost Containment Efforts. In response to rising health care costs, governmental and private payors have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While national attention has been focused on the overall increase in aggregate health care costs, we believe drug therapy has had a beneficial impact on overall health care costs by reducing expensive surgeries and prolonged hospital stays. Pharmaceuticals currently account for less than 11% of overall health care costs, and manufacturers' emphasis on research and development is expected to continue the introduction of cost-effective drug therapies.

  Higher Concentration of Distribution Through Wholesalers. Over the past decade, manufacturers of pharmaceuticals have significantly increased the distribution of their products through wholesalers as the cost and complexity of maintaining inventories and arranging for delivery of pharmaceutical products has risen. Drug wholesalers offer their customers and suppliers more efficient distribution and inventory management. As a result, from 1980 through 1997, the percentage of pharmaceutical sales through wholesale drug distributors increased from approximately 46% to approximately 56%. There has been a recent reduction in percentage of sales through wholesalers reflecting the shift by some manufacturers to sell directly to self-warehousing chains-- transactions which previously had been handled as pre-arranged sales through wholesalers at insignificant margins to the wholesalers. Order processing, inventory management and product delivery by wholesale drug distributors allow manufacturers to allocate their resources to research and development, manufacturing and marketing their products. Customers benefit from this shift by having a single source of supply for a full line of pharmaceutical products as well as lower inventory costs, more timely and efficient delivery, and improved purchasing and inventory information. Customers also benefit from the range of value-added programs developed by wholesale drug distributors that are targeted to the specific needs of these customers, which, in turn, reduce their costs and increase their operating efficiencies.

  Pharmaceutical Price Increases By Drug Manufacturers. We believe that price increases by pharmaceutical manufacturers will continue to equal or exceed the overall Consumer Price Index. We believe this increase will be due in large part to the relatively constant demand for new patented drugs, the costs and prices of which have been increasing as manufacturers have attempted to recoup costs associated with their development, testing and regulatory approval.

  At the same time that sales through the wholesale drug industry have grown, the number of pharmaceutical wholesalers in the United States has decreased from 139 at the end of 1980 to 43 as of December 1998. Industry analysts expect this consolidation trend to continue, with the industry's largest companies increasing their percentage of total industry sales.

OPERATING STRUCTURE

  We believe operating economies of scale exist principally at the distribution facility level. AmeriSource currently operates 20 drug distribution facilities and three specialty products distribution facilities, organized among five regions across the United States. Unlike our more centralized competitors, we are structured as an organization of locally managed profit centers. The management of each distribution facility has fiscal responsibility for their facility. Each distribution facility's results, including earnings and achievement of asset management goals, have a direct impact on management compensation at that facility. Our distribution facilities utilize the Company's corporate staff for marketing, financial, purchasing, legal and executive management resources and corporate coordination of asset and working capital management. In the fourth quarter of fiscal 1998, we began to centralize our data processing, accounting, and contract administration functions, and we intend to centralize our purchasing function. We believe that centralizing these administrative functions will make us more efficient without undermining our decentralized operational and management structure.

SALES AND MARKETING

  We have an organization of over 225 sales professionals organized regionally and specialized by customer segment. Customer service representatives are located in each distribution facility to respond to customer needs in a timely and effective manner. In addition, a specially trained group of telemarketing representatives makes regular contact with customers regarding special promotions. Our corporate marketing department designs and develops the Company's value-added programs and works with manufacturer-suppliers to develop national promotions. Tailored to specific customer classes, these programs can be further customized at the distribution facility level to adapt to local market conditions. The marketing department gathers and disseminates information to each operating unit's purchasing and sales organization in order to enhance their competitive effectiveness.

FACILITIES

  Each of our distribution facilities carries an inventory line necessary for its local market. Efficient distribution of small orders is made possible through extensive computerization and modern warehouse techniques. These include computerized warehouse product location, routing and inventory replenishment systems, gravity-flow racking, mechanized order selection and efficient truck loading and routing. We typically deliver products to customers on a daily basis. We use a fleet of owned and leased vans and trucks and contract carriers. Night order picking operations in our distribution facilities have further reduced delivery time. Orders are generally delivered in less than 24 hours. Our 20 distribution facilities and three specialty products facilities, as of January 1999, were organized into five regions throughout the United States.

CUSTOMERS AND MARKETS

  We have a diverse customer base that includes hospitals and managed care facilities, independent community pharmacies, and chain drug stores, including pharmacy departments of supermarkets and mass merchandisers. No single customer represented more than 5% of the Company's total operating revenues during fiscal 1998, except that the federal government accounted for approximately 16%. Excluding the federal government, our top ten customers represented approximately 17% of total operating revenues during fiscal 1998. A profile of each customer class follows:

  . Hospitals and Managed Care Facilities. We are one of the United States' top three distributors in serving the hospital and managed care market. Because hospitals and managed care facilities purchase large volumes of high-priced, easily handled pharmaceuticals, the Company benefits from quick turnover of both inventory and receivables and lower-than-average operating expenses. Sales to hospitals and managed care facilities have grown at a compound rate of 17.4% from fiscal 1994 through fiscal 1998.

  . Independent Community Pharmacies. Independent community pharmacy owners provide the greatest opportunity for our value-added services. Our sales to independent customers have risen at a compound rate of 22.9% from fiscal 1994 through fiscal 1998 due to the general growth of this customer class, our recent acquisition activity and the success of our customized marketing and merchandising programs, such as the Family Pharmacy(R) program.

  . Chain Drug Stores. This class includes chain drug stores and the pharmacy departments of supermarkets and mass merchandisers. Our sales to chains have risen at a compound rate of 20.1% from fiscal 1994 through fiscal 1998. This growth results from AmeriSource entering into new contracts with several drug store chains as well as the growth of our existing chain customers. Sales to chain drug stores decreased to 13.0% of operating revenues in the last quarter of fiscal 1998 due to the termination of service contracts with two large warehousing chains.

SUPPLIERS

  We obtain pharmaceutical and other products from a number of manufacturers. In fiscal 1998, no single manufacturer supplied products that together accounted for more than approximately 8.0% of our net sales. Products of our five largest suppliers in fiscal 1998 together accounted for approximately 29.0% of net sales. Historically, we have not experienced difficulty in purchasing desired products from suppliers. We have agreements with many of our suppliers which generally require the Company to maintain an adequate quantity of a supplier's products in inventory. The majority of contracts with suppliers are terminable upon 30 days notice by either party. Our business could suffer if we were to lose some suppliers and alternate sources of supply were not available. We believe our relationships with suppliers are good.

MANAGEMENT INFORMATION SYSTEMS

  We have continually invested in advanced management information systems and automated warehouse technology. Our management information systems provide for, among other things, electronic order entry by customers, invoice preparation and purchasing and inventory tracking. As a result of electronic order entry, the cost of receiving and processing orders has not increased as rapidly as sales volume. Our customized systems strengthen customer relationships by allowing customers to lower operating costs and by providing the basis for a number of the value-added services we provide to customers, including marketing data, inventory replenishment, single-source billing, computer price updates and price labels. In order to eliminate redundant processes and related expenses, we began to centralize management information systems from six regional data processing facilities to one corporate facility in July 1998. This effort is proceeding on a facility-by-facility basis, and we expect to complete the conversion by the end of 1999. We believe our management information systems are capable of serving our needs for the foreseeable future.

EMPLOYEES

  As of December 31, 1998, we had 3,200 employees. Approximately 3,000 were full-time employees. Approximately 11% of full and part-time employees are covered by collective bargaining agreements. We believe our relationships with employees are good.

REGULATORY MATTERS

  The United States Drug Enforcement Administration and the Food and Drug Administration and various state boards of pharmacy regulate the distribution of pharmaceutical products and controlled substances, requiring wholesale distributors of these substances to register for permits and to meet various security and operating standards. As a wholesale distributor of pharmaceuticals and certain medical/surgical products, we are subject to these regulations. We have received all necessary regulatory approvals and believe that we are in substantial compliance with all applicable wholesale distribution requirements.

  At our former Charleston, South Carolina distribution center there is evidence of residual soil contamination remaining from the fertilizer manufacturing process operated on that site by third parties over thirty years ago. Our environmental consulting firm conducted a soil survey and a groundwater study during fiscal 1994 and 1995. The results of the studies indicate that there is lead on-site at levels requiring further investigation and potential remediation. Outside consultants prepared a preliminary engineering analysis during the third quarter of fiscal 1994, and indicated that, if both soil and groundwater remediation are required, the most likely cost is estimated to be $4.1 million. Accordingly, a liability of $4.1 million was recorded during fiscal 1994 to cover future consulting, legal and remediation and ongoing monitoring costs. We are working with the appropriate state and federal regulatory agencies regarding further tests and potential site remediation. That negotiation, investigation and remediation could take several years and the actual costs may differ from the liability that has been recorded. The accrued liability ($3.8 million at December 31, 1998), which is reflected in other long-term liabilities on our consolidated balance sheet, is based on the present estimate of the extent of contamination, choice of remedy, and enacted laws and regulations, including remedial standards; however, changes in any of these could affect the estimated liability. We are investigating the possibility of asserting claims against responsible third parties for recovery of these costs. Whether or not any recovery may be forthcoming is unknown at this time, although we intend to vigorously pursue our rights and remedies.

PROPERTIES

  As of December 1998, we conducted our business from office and operating unit facilities at 41 locations throughout the United States. In the aggregate, our operating units occupy approximately 2.4 million square feet of office and warehouse space. We own approximately 872,000 square feet of this space and lease the balance under lease agreements with expiration dates ranging from 1998 to 2012. Our 20 drug distribution facilities range in size from approximately 20,000 square feet to 218,200 square feet. Leased facilities are located in the following states: Alabama, Arizona, California, Delaware, Florida, Idaho, Kentucky, Massachusetts, Minnesota, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia and West Virginia. Owned facilities are located in the following states: Alabama, Indiana, Kentucky, Maryland, Missouri, Ohio, Tennessee and Virginia. We utilize a fleet of owned and leased vans and trucks, as well as contract carriers to deliver our products. We believe that our properties are adequate to serve our current and anticipated needs without making capital expenditures materially higher than historical levels.

LEGAL PROCEEDINGS

  A former customer of ours has alleged that we failed to fulfill our obligations under the service contract between us and the former customer. In connection with this claim, the former customer withheld payment on $22 million of invoices. In response, we filed suit to collect the outstanding amount. The former customer has countersued us for an unspecified amount. We believe there is no merit to this counterclaim and intend to aggressively pursue collection of the outstanding amount. Because we are unable at this time to determine the outcome of this matter, no provision for loss has been made.

  In November 1993, we were named a defendant, along with six other wholesale distributors and twenty-four pharmaceutical manufacturers, in a series of purported class action antitrust lawsuits brought by retail pharmacies and alleging violations of various antitrust laws stemming from the use of chargeback agreements. In addition, we were added with four other wholesale distributors as defendants in a series of related antitrust lawsuits brought by independent pharmacies and chain drug stores, both of which opted out of the class cases. We were also named a defendant in parallel suits filed in state courts in Minnesota, Alabama, Tennessee and Mississippi. The federal class actions were originally filed in the United States District Court for the Southern District of New York, but were transferred along with the individual and chain drug store cases to the United States District Court for the Northern District of Illinois for consolidated and coordinated pretrial proceedings. In essence, these lawsuits all claim that the manufacturer and wholesaler defendants have combined, contracted and conspired to fix the prices charged to retail pharmacies for prescription brand name pharmaceuticals. Specifically, plaintiffs claim that the defendants use "chargeback agreements" to give some institutional pharmacies discounts that allegedly are not made available to retail drug stores. Plaintiffs seek injunctive relief, treble damages, attorneys' fees and costs. In October 1994, we entered into a Judgment Sharing Agreement with the other wholesaler and pharmaceutical manufacturer defendants. Under the Judgment Sharing Agreement:
(a) the manufacturer defendants agreed to reimburse the wholesaler defendants for litigation costs incurred, up to an aggregate of $9 million; and (b) if a judgment is entered against both manufacturers and wholesalers, our total exposure for joint and several liability is limited to the lesser of 1% of such judgment or $1 million. In addition, we have released any claims which we might have had against the manufacturers for the claims presented by the Plaintiffs in these lawsuits. The Judgment Sharing Agreement covers the federal court litigation as well as the cases which have been filed in various state courts.

  On April 4, 1996, the District Court granted our motion for summary judgment in the class case. Plaintiffs subsequently appealed the grant of summary judgment to the United States Court of Appeals for the Seventh Circuit. On August 15, 1997, the Court of Appeals reversed the District Court's order granting summary judgment in our favor and in favor of the other wholesalers. The Court of Appeals also denied our petition for rehearing. We filed, along with the other wholesalers, a petition for a writ of certiorari to the United States Supreme Court; the petition was denied. Trial in the class case commenced in the United States District Court for the Northern District of Illinois on September 23, 1998. After a ten-week trial, the Court granted all of the defendants' motions for a directed verdict and dismissed the claims the class plaintiffs had asserted against us, the other wholesale distributors and the pharmaceutical manufacturers.

  On or about October 2, 1997, a group of retail chain drug stores and individual pharmacies, both of which had opted out of the class cases, filed a motion with the United States District Court for the Northern District of Illinois seeking to add us and the other wholesale distributors as defendants in their cases against the manufacturer defendants, which cases are consolidated before the same judge who is presently presiding over the class cases. This motion was granted and we, and the other wholesale distributors, have been added as defendants in those cases as well. As a result, we have been served with approximately 120 additional complaints on behalf of approximately 4,000 pharmacies and chain retailers. Discovery and motion practice is presently underway in all of these opt-out cases. We believe we have meritorious defenses to the claims asserted in these lawsuits and intend to vigorously defend ourself in all of these cases.

  AmeriSource has been named as a defendant in three lawsuits based upon alleged injuries attributable to a category of products typically referred to as fen-phen. AmeriSource did not manufacture these products; however, prior to an FDA recall, AmeriSource did distribute these products from several of its vendors. We believe that we are entitled to full indemnification by our vendors with respect to these lawsuits and any other lawsuits involving these products in which AmeriSource may be named in the future. We believe that our insurance coverage and indemnification rights are adequate to cover any losses, if they should occur.

  The Department of Veterans Affairs recently awarded us a significant contract. See "Recent Developments" on page 8. On January 19, 1999 two related companies filed a protest with the General Accounting Office challenging approximately 25% of the award of the contract with the Department of Veterans Affairs. Upon filing of the protest the applicable statute provides that the award is to be suspended pending final decision by the GAO. However, the statute permits the Department of Veterans Affairs to override the suspension, if it deems it to be in the best interests of the United States. If the suspension is not overridden, the GAO has 100 days in which to make a decision on the protest.

  We understand that the Department of Veterans Affairs rated AmeriSource equal to or better than the protesting bidders on the top three criteria for the award. AmeriSource intends to challenge this protest vigorously.

  We are a party to various lawsuits arising in the ordinary course of business; however, we do not believe that the outcome of these lawsuits, individually or in the aggregate, will have a material adverse effect on our business or financial condition.

                           MANAGEMENT AND DIRECTORS

EXECUTIVE OFFICERS AND DIRECTORS

  The Company's executive officers, certain key employees and directors, and their respective ages and positions are as follows:

          NAME          AGE                      POSITION
          ----          ---                      --------
 R. David Yost.........  51 President, Chief Executive Officer and Director
 Kurt J. Hilzinger.....  38 Senior Vice President, Chief Operating Officer and
                            Chief Financial Officer
                            Vice President and President of American Health
 David M. Flowers......  51 Packaging
 John A. Aberant.......  42 Vice President, Treasurer
 Eileen C. Clark.......  33 Vice President, Human Resources and Employment
                            Counsel and Asst. Secretary
 Thomas P. Connolly....  46 Vice President, Sales & Marketing
 Michael D. DiCandilo..  38 Vice President, Controller
 Terry P. Haas.........  33 Vice President, Strategic Integration
 Bonnie J. Keith.......  50 Vice President, Chief Procurement Officer
 William D. Sprague....  57 Vice President, General Counsel and Secretary
 Denny W. Steele.......  55 Vice President, Chief Information Officer
 Lawrence C. Karlson...  56 Non-executive Chairman of the Board
 Bruce C. Bruckmann....  45 Director
 Michael A. Delaney....  44 Director
 Richard C. Gozon......  60 Director
 George H. Strong......  72 Director
 James A. Urry.........  45 Director
 Barton J. Winokur.....  58 Director

  The following are brief descriptions of our executive officers, certain key employees and directors.

  R. David Yost has been President and Chief Executive Officer and a director of the Company since May 1997. Mr. Yost previously served as Executive Vice President--Operations of the Company since 1995. Prior to that, Mr. Yost served as Group President--Central Region of the Company since 1989.

  Kurt J. Hilzinger was appointed Senior Vice President, Chief Operating Officer and Chief Financial Officer in January 1999. Prior to that time, he served as Senior Vice President, Chief Financial Officer since 1997, Vice President, Chief Financial Officer and Treasurer from 1995 to 1997 and as Vice President, Finance and Treasurer from 1993 to 1995.

  David M. Flowers was appointed Vice President of AmeriSource Health Corporation and President of American Health Packaging(R), a division of AmeriSource Health Services Corporation, in January 1999. Prior to that time he had been Executive Vice President, Sales & Marketing since December 1995. He held the position of Group President--Eastern Region from 1989 through December 1995.

  John A. Aberant was appointed Vice President, Treasurer of AmeriSource in August 1997. Previously, he served as Vice President, Assistant Treasurer since October 1995. From 1989 through 1997, Mr. Aberant held the positions of Vice President, Insurance and Benefits and Assistant Corporate Controller of the Company.

  Eileen C. Clark was appointed Vice President, Human Resources and Employment Counsel and Assistant Secretary of AmeriSource in August 1998. She has also served as Assistant Secretary of the Company since October 1996. Prior to that she held the position of Associate Counsel, Employment Practices of the Company from 1995-1998. Ms. Clark held the positions of Senior Associate from 1994 to 1995 and Junior Associate from 1991 to 1994 at Powell, Trachtman, Logan, Carrle & Bowman, P.C.

  Thomas P. Connolly was appointed Vice President, Sales & Marketing of AmeriSource in January 1999. Prior to that he held the positions of Regional Vice President, Central Region of AmeriSource Corporation from June 1998 to January 1999 and Vice President, General Manager of AmeriSource Corporation's Toledo division from 1989 to June 1998 of AmeriSource Corporation.

  Michael D. DiCandilo was appointed Vice President, Controller of AmeriSource in November 1995. Previously, he served as Vice President, Finance and Administration, of the North Eastern Region of AmeriSource since October 1990. Prior to that he had been a Senior Manager with Ernst & Young.

  Terry P. Haas was appointed Vice President, Strategic Integration of AmeriSource in October 1998. From June to September 1998, he held the position of Regional Vice President and General Manager, South Central Region of AmeriSource Corporation. Prior to that he held the positions of Vice President, General Manager of AmeriSource Corporation's Paducah division from December 1995 to June 1998, Vice President-Operations from March 1990 to December 1995.

  Bonnie J. Keith was appointed Vice President, Chief Procurement Officer of AmeriSource in December 1998.

  William D. Sprague was appointed Vice President, General Counsel and Secretary of AmeriSource Health Corporation in November 1998. He previously held the same positions with Lukens Inc., a steel manufacturer, for more than five years prior to June 1998.

  Denny W. Steele was appointed Vice President, Chief Information Officer of AmeriSource in October 1997. From 1989 to 1996, he served as Executive Vice President of Bergen Brunswig Corporation.

  Lawrence C. Karlson has served as the Non-executive Chairman of the Board since May 1997. Mr. Karlson is a private investor and serves as a director of CDI Corp., Spectra-Physics Lasers, Inc. and Vlasic Foods International, Inc.

  Bruce C. Bruckmann has been a director of the Company since 1992. He previously served as a director of the Company from 1989 to December 1991, and as a director of AmeriSource Corporation from 1988 to December 1991, prior to his reelection as a director of the Company in 1992. Mr. Bruckmann is a Managing Director of Bruckmann, Rosser, Sherrill & Co., Inc. Until January 1995, Mr. Bruckmann was a Managing Director of Citicorp Venture Capital Ltd. and of Court Square Capital Limited. Mr. Bruckmann serves as a director of Chromcraft Revington, Inc., Cort Business Services Corporation, Jitney-Jungle Stores of America, Inc., Mohawk Industries, Inc., Town Sports International, Inc., Anvil Knitwear, Inc., MEDIQ Incorporated and Penhall International Corp.

  Michael A. Delaney has been a director of the Company since 1995. He has been a Managing Director of Citicorp Venture Capital Ltd. since 1989. Mr. Delaney is also a director of GVC Holdings, JAC Holdings, Delco Remy International, Inc., Enterprise Media Corporation, SC Processing, Inc., Triumph Group, Inc., Cort Business Services Corporation, Palomar Technologies Corporation, MSX International, Inc., International Knife & Saw, Inc., CLARK Material Handling Company, Aetna Industries, Inc., Fabri-Steel Products Incorporated, Great Lakes Dredge & Dock Corporation and Allied Digital Technologies Corp.

  Richard C. Gozon has been a director of the Company since 1994. He has been Executive Vice President of Weyerhaeuser Company since June 1994. Mr. Gozon formerly was President and Chief Operating Officer of Alco Standard Corporation from 1988 to 1993. He is also a director of UGI Corporation, Triumph Group, Inc. and Amerigas Partners, L.P.

  George H. Strong has been a director of the Company since 1994. He is a private investor and serves as a director of Health South Rehabilitation Corp., Integrated Health Services, Inc. and Balanced Care Corporation.

  James A. Urry has been a director of the Company since 1995. He has been with Citibank, N.A. since 1981, serving as a Vice President since 1986. He has been a Vice President of Citicorp Venture Capital Ltd. since 1989. He is also a director of York International Corporation, International Knife & Saw, Inc., Hancor Holdings, CLARK Material Handling Company, Cort Business Services Corporation, Airxcel, Inc., Palomar Technologies Corporation and Brunner Mond Limited.

  Barton J. Winokur has been a director of the Company since 1990. He is Chairman of the law firm of Dechert Price & Rhoads and has been a partner of that firm since 1972. Mr. Winokur serves as a director of CDI Corp. and Davco Restaurants, Inc.

                             SELLING STOCKHOLDERS

  The following table sets forth certain information known to AmeriSource with respect to the beneficial ownership of common stock of each of the selling stockholders before and after the offering covered by this prospectus.

                         SHARES OWNED PRIOR              SHARES OWNED AFTER
                          TO THIS OFFERING                  THIS OFFERING
                         ---------------------  SHARES   ---------------------
                           NUMBER    PERCENT    OFFERED   NUMBER      PERCENT
399 Venture Partners,
 Inc. (1)...............   6,201,073    25.7%  5,480,000     721,073       3.0%
Citigroup Foundation....     520,000     2.2     520,000           0         0

---------------------
(1) Includes, as of the date of this preliminary prospectus, 2,746,560 shares of non-voting common stock owned by 399 Venture Partners, Inc. which are convertible into shares of voting common stock. Prior to the offering, all of such shares will be converted into the shares of common stock being registered in this offering and offered under this prospectus.

                                 UNDERWRITING

  Subject to the terms and conditions of an Underwriting Agreement, dated February , 1999, the underwriters named below, who are represented by Salomon Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation, J.P. Morgan Securities Inc., First Union Capital Markets Corp., a division of Wheat First Securities, Inc., McDonald Investments Inc. and Piper Jaffray Inc. have severally agreed to purchase from the selling stockholders the respective number of shares set forth opposite their names below.

                                                                       NUMBER OF
UNDERWRITERS:                                                           SHARES
Salomon Smith Barney Inc..............................................
Donaldson, Lufkin & Jenrette Securities Corporation...................
J.P. Morgan Securities Inc............................................
First Union Capital Markets Corp......................................
McDonald Investments Inc..............................................
Piper Jaffray Inc.....................................................
                                                                       ---------
  Total............................................................... 6,000,000
                                                                       =========

  The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares if they purchase any of the shares. The underwriters initially propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $     per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $     per
share on sales to certain other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions at any time without notice.

  The underwriting fees to be paid to the underwriters by the selling
stockholders in connection with this offering will be $   per share and $   in
total.

  AmeriSource and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities. AmeriSource, the executive officers and directors and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities
Corporation: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise). These restrictions do not apply in connection with the exercise of options granted pursuant to employee stock option plans existing on the date of this prospectus. In addition, during such period, AmeriSource has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and the selling stockholders of AmeriSource (including the selling stockholders) have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

  The common stock is listed on the New York Stock Exchange under the symbol "AAS."

  Other than in the United States, no action has been taken by AmeriSource, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

  In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The selling stockholders, 399 Venture Partners, Inc. and Citigroup Foundation, which in aggregate beneficially own more than 10% of AmeriSource's outstanding common stock, may be deemed to be an affiliate of Salomon Smith Barney Inc., an NASD member firm participating in the offering. Additionally, the selling stockholders will receive more than 10% of the net proceeds from the sale of common stock. Accordingly, the offer will be conducted in accordance with Rule 2710(c)(8) and Rule 2720 of the NASD Conduct Rules.

                    WHERE YOU CAN FIND MORE INFORMATION --
                    INCORPORATION OF DOCUMENTS BY REFERENCE

  AmeriSource files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document AmeriSource files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 800-SEC-0330 for further information about the public reference room. SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

  AmeriSource has filed a registration statement on Form S-3 with the SEC to register the shares offered by this prospectus. This prospectus is part of the registration statement but, as permitted by SEC rules, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement.

  The SEC allows the Company to "incorporate by reference" the information that AmeriSource files with the SEC. This means that AmeriSource can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that AmeriSource files with the SEC. Information that is filed with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus.

  The documents listed below are incorporated by reference in this prospectus. In addition, any future filings AmeriSource may make with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, before the time that all of the shares offered by this prospectus have been sold or de-registered, are incorporated by reference in this prospectus. The following documents contain important information about AmeriSource and its financial condition:

  . AmeriSource's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, filed with the SEC on December 23, 1998 (SEC File No. 000-20485);

  . the description of AmeriSource's common stock contained in the Company's Registration Statement on Form 8-A, filed May 14, 1996 (SEC File No. 000-20485), which incorporates by reference the section entitled "Description of Capital Stock" in the Company's Registration Statement on Form S-2 (SEC File No. 33-57513), filed March 8, 1995, and including any amendment or report filed for the purpose of updating such description.

  You may request a copy of these filings, excluding all exhibits unless an exhibit has been specifically incorporated by reference, at no cost, by writing or telephoning the Company at:

    AmeriSource Health Corporation
    300 Chester Field Parkway
    Malvern, PA 19355
    (610) 296-4480
    Attention: General Counsel

  When you are deciding whether to purchase the shares being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. AmeriSource has not authorized anyone else to provide you with different information. This prospectus is not an offer to sell shares of common stock in any state where such an offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

  The statements incorporated by reference or contained in this prospectus discuss AmeriSource's future expectations, contain projections of its results of operations or financial condition, and include other "forward-looking" information within the meaning of Section 27A of the Securities Act of 1933, as amended. The Company's actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express AmeriSource's beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, AmeriSource's actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following:

  ."will likely result"

  ."are expected to"

  ."will continue"

  ."is anticipated"

  ."estimate"

  ."intends"

  ."plans"

  ."projection"

  ."outlook"

  You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Factors discussed in the following documents describe various uncertainties, estimates, assumptions and risks which may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

  . AmeriSource's most recent annual report on Form 10-K under the captions "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations;"

  .  AmeriSource's quarterly reports on Form 10-Q;

  . The risk factors contained in this prospectus under the caption "Risk Factors;" and

  .  AmeriSource's other SEC filings.

  Any forward-looking statement speaks only as of the date on which that statement is made. AmeriSource will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

                                 LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for the Company by Dechert Price & Rhoads, Philadelphia, Pennsylvania. Barton J. Winokur, a partner of Dechert Price & Rhoads, which performs various legal services for the Company, is a director of the Company and beneficially owns 34,750 shares of its common stock. In connection with this offering, Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, will pass upon certain legal matters for the underwriters.

                                    EXPERTS

  The consolidated financial statements and schedules of AmeriSource Health Corporation appearing in AmeriSource Health Corporation's Annual Report (Form 10-K) for the year ended September 30, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
FEBRUARY  , 1999

                              [AmeriSource Logo]

                       6,000,000 SHARES OF COMMON STOCK

                ----------------------------------------------

                                  PROSPECTUS

                ----------------------------------------------

                             SALOMON SMITH BARNEY

                         DONALDSON, LUFKIN & JENRETTE

                               J.P. MORGAN & CO.

                       FIRST UNION CAPITAL MARKETS CORP.

                           MCDONALD INVESTMENTS INC.

                              PIPER JAFFRAY INC.

-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell those securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.

-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth an estimate of the expenses that will be incurred by AmeriSource in connection with the sale and distribution of the common stock being registered in this registration statement.

     SEC registration fee............................................. $133,807
     Printing and engraving expenses..................................  150,000
     Legal fees and expenses..........................................  100,000
     Accounting fees and expenses.....................................   75,000
     NASD filing fee..................................................   30,500
     Transfer Agent and Registrar fees and expenses...................   15,000
     Blue Sky fees....................................................    5,000
     Miscellaneous....................................................    1,693
                                                                       --------
       Total.......................................................... $511,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to information provided under Item 6 of the Company's Registration Statement on Form S-8 (SEC File No. 333-45547), filed with the SEC on February 3, 1998, which information is incorporated herein by reference.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   2.1*  Underwriting agreement.
   4.1   Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-
         K for the year ended September 30, 1995 (SEC File No. 000-20485)).
   4.2   Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the
         Company's Registration Statement on Form S-1, Amendment No. 1 (SEC
         File No. 33-44244)).
   4.3   Form of the Company's Class A Common Stock, $0.01 par value per share
         (incorporated by reference to Exhibit 4.10 to the Company's
         Registration Statement on Form S-2, Amendment No. 2 (SEC File No. 33-
         57513)).
     5*  Opinion of Dechert Price & Rhoads.
  23.1*  Consent of Dechert Price & Rhoads (included in Exhibit 5).
  23.2   Consent of Ernst & Young LLP.
    24   Power of Attorney (included on signature page).

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

  (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Company pursuant to
    Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and that are incorporated by reference in this registration statement.

    (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MALVERN AND COMMONWEALTH OF PENNSYLVANIA ON JANUARY 26, 1999.

                                          Amerisource Health Corporation

                                                 /s/ Kurt J. Hilzinger
                                          By: _________________________________
                                                     KURT J. HILZINGER
                                                SENIOR VICE PRESIDENT, CHIEF
                                                OPERATING OFFICER AND CHIEF
                                                     FINANCIAL OFFICER

                               POWER OF ATTORNEY

  Known to all persons by these presents, that each person whose signature appears below constitutes and appoints R. David Yost, Kurt J. Hilzinger and William D. Sprague, each and individually, his attorneys-in-fact, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement or any Registration Statement for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith or in connection with the registration of common stock under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each such attorney-in-fact, or his agent or substitutes, may do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                 NAME                            TITLE                   DATE

        /s/ R. David Yost              President and Chief         January 26, 1999
______________________________________  Executive Officer and
            R. DAVID YOST               Director (principal
                                        executive officer)

     /s/ Lawrence C. Karlson           Chairman of the Board       January 26, 1999
______________________________________
         LAWRENCE C. KARLSON

      /s/ Bruce C. Bruckmann           Director                    January 26, 1999
______________________________________
          BRUCE C. BRUCKMANN

                                       Director                     January  , 1999
______________________________________
          MICHAEL A. DELANEY

       /s/ Richard C. Gozon            Director                    January 26, 1999
______________________________________
           RICHARD C. GOZON


                 NAME                            TITLE                   DATE

        /s/ George Strong              Director                    January 26, 1999
______________________________________
            GEORGE STRONG

        /s/ James A. Urry              Director                    January 26, 1999
______________________________________
            JAMES A. URRY

                                       Director                     January  , 1999
______________________________________
          BARTON J. WINOKUR

      /s/ Kurt J. Hilzinger            Senior Vice President,      January 26, 1999
______________________________________  Chief Operating Officer
          KURT J. HILZINGER             and Chief Financial
                                        Officer (principal
                                        financial officer)

     /s/ Michael D. DiCandilo          Vice President and          January 26, 1999
______________________________________  Controller (principal
         MICHAEL D. DICANDILO           accounting officer)
